Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES THE DATE FOR ITS 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND
ADOPTION OF AMENDED AND RESTATED EQUITY INCENTIVE PLAN

ATHENS, GREECE, December 30, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, announced today that the Company will hold its 2021 Annual General Meeting of Shareholders (the “Meeting”) on February 25, 2021 in virtual format. Shareholders and their proxy representatives will not be able to attend the Meeting physically.  Additional details confirming how shares may be voted before or during the Meeting, as well as the time of the virtual Meeting and how to access it as a shareholder, will be included in the Company’s proxy statement to be separately provided to shareholders.  Whether or not shareholders plan to attend the Meeting virtually, shareholders of record of the Company’s common shares are encouraged to vote and submit their proxy in advance of the Meeting. The Board of Directors (the “Board”) has set a record date of January 6, 2021.

The Company also announced today that the Board, on the recommendation of its Compensation Committee consisting solely of independent directors, has adopted an Amended and Restated Equity Incentive Plan (the “Plan”) that amends and restates that Company’s existing 2015 Equity Incentive Plan adopted in May of 2015.  As amended, the total number of common shares with respect to which awards may be made under the Plan was increased by 500,000 shares.  The amended plan will expire 10 years from the date of adoption.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed primarily on short to medium term charters with leading energy companies and traders.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.